FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 10, 2008

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date: July 10, 2008

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

 Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

	Company Name	Phone
	A – K	416-947-4538
	L – Z	416-947-4616

For Companies Reporting to The Montreal TSX Office: Call 514-788-2451

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		44,922,936
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		44,922,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	3,387,000

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL inducement
3,387,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of June 2008.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	July 4, 2008

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN INCREASES INTEREST IN MAXY GOLD CORP.

July 10, 2008

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX), in accordance with regulatory requirements, announces it has acquired 1,000,000 shares of Maxy Gold Corp. (“Maxy”) upon the completion of the sale to Maxy of 15 gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru.1

Prior to acquiring the above noted shares, Southwestern held 2,909,600 shares or 8.7% of Maxy’s outstanding shares. Southwestern now holds 3,909,600, or 11.3%, of the 34,461,860 issued and outstanding shares of Maxy, which trades on the TSX Venture Exchange.

Southwestern has acquired the shares for investment purposes. Southwestern reviews its investments on a continuing basis and such holdings may be increased or decreased in the future.

ABOUT SOUTHWESTERN

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a large portfolio of projects in Peru, including the Liam, Millo, Antay and Pacapausa projects in southern Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.  These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

1 For details of the sale of these properties to Maxy, please refer to the news release dated 17 March 2008, www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 9, 2008

ITEM 3.

PRESS RELEASE

Issued July 10, 2008 and distributed through the facilities of Marketwire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) in accordance with regulatory requirements, announces it has acquired 1,000,000 shares of Maxy Gold Corp. (“Maxy”) upon the completion of the sale to Maxy of 15 gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru.

Prior to acquiring the above noted shares, Southwestern held 2,909,600 shares or 8.7% of Maxy’s outstanding shares. Southwestern now holds 3,909,600, or 11.3%, of the 34,461,860 issued and outstanding shares of Maxy, which trades on the TSX Venture Exchange.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 10th day of July, 2008

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

July 10, 2008

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX), in accordance with regulatory requirements, announces it has acquired 1,000,000 shares of Maxy Gold Corp. (“Maxy”) upon the completion of the sale to Maxy of 15 gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru.1

Prior to acquiring the above noted shares, Southwestern held 2,909,600 shares or 8.7% of Maxy’s outstanding shares. Southwestern now holds 3,909,600, or 11.3%, of the 34,461,860 issued and outstanding shares of Maxy, which trades on the TSX Venture Exchange.

Southwestern has acquired the shares for investment purposes. Southwestern reviews its investments on a continuing basis and such holdings may be increased or decreased in the future.

ABOUT SOUTHWESTERN

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a large portfolio of projects in Peru, including the Liam, Millo, Antay and Pacapausa projects in southern Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.  These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

1 For details of the sale of these properties to Maxy, please refer to the news release dated 17 March 2008, www.swgold.com

EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

AND

SECTION 101 OF THE SECURITIES ACT (ONTARIO)

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

SECTION 92 OF THE SECURITIES ACT (MANITOBA)

1.

Name and address of the offeror

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, B.C. V7Y 1C6

2.

The designation and number of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired.

On July 9, 2008 the offeror acquired ownership of 1,000,000 common shares of Maxy Gold Corp. (“Maxy”). This acquisition resulted in the offeror directly owning 11.3% of the issued and outstanding shares of Maxy.

3.

The designation and number of securities and the offeror’s

securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

The offeror now directly owns 3,909,6000 common shares representing 11.3% of the total current issued and outstanding common shares of Maxy.

4.

Designation and number of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control

See Item 2. above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor

See Item 2 above and Item 7 below.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

5.

Name of the market in which the transaction or occurrence that gave rise to the news release took place

The common shares of Maxy were acquired pursuant to a private agreement.

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The offeror has acquired the shares for investment purposes. The investment will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

Pursuant to an agreement dated June 11, 2008 the offeror sold 15 gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru to Maxy. Maxy paid  C$200,000 cash and issued to the offeror 1,000,000 common shares of Maxy.  Southwestern will retain a 2% net smelter royalty payable on any commercial production from two of the properties.

8.

Names of any joint actors in connection with the disclosure required by this report.

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Not applicable.

10.

If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of

National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED at Vancouver, B.C. this 10th day of July 2008

Southwestern Resources Corp.

By:

“Thomas W. Beattie”

Thomas W. Beattie

Vice President, Corporate Affairs